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                     [MORRISON & FOERSTER LLP LETTERHEAD]

                                 July 31, 2000

                                                       Writer's Direct Contact
                                                           (415) 268-7113
                                                          ggrover@mofo.com

Mr. Hugh Fuller
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Digimarc Corporation
          Registration Statement on Form S-1, File No. 333-32778

Dear Mr. Fuller:

     On behalf of Digimarc Corporation, a Delaware corporation (the "Company"), pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, we hereby withdraw the Company's Registration Statement on Form S-1 (the "Registration Statement"), File No. 333-32778, filed with the Securities and Exchange Commission on March 17, 2000, and any amendments and exhibits thereof. In light of current market conditions, the Registrant has determined not to effect at this time the public offering to which the Registration Statement relates. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for an order granting the immediate withdrawal of the Registration Statement.

     Should you have any questions or comments regarding this matter, please do not hesitate to contact either David Goldenberg of this office at (415) 268-7116 or me at the above number.

                              Sincerely,

                              /s/ Gavin B. Grover

                              Gavin B. Grover

cc:    Bruce Davis, Digimarc Corporation
       Brie Charles, The Nasdaq Stock Market, Inc.
       Peter T. Healy, Esq., O'Melveny & Myers LLP